Exhibit 99.1

Limited recourse equipment financing update

SYDNEY, AUSTRALIA, August 11, 2023 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today provided an update to the legal proceedings related to its limited recourse equipment financing arrangements.

As previously disclosed by the Company, a hearing was held in June 2023 in The Supreme Court of British Columbia (the “Court”) in relation to limited recourse equipment financing facilities entered into by two wholly owned special purpose vehicle borrowers (the “Non-Recourse SPVs”).

Today the Court issued its ruling affirming the Company’s position that, among other things, the Bitcoin mined by the Company is not collateral securing such facilities and there is no parent guarantee with respect to the equipment financing facilities, and no relief in respect of substantive consolidation was granted.

However, the Court declared transactions pursuant to hashpower services provided by the Non-Recourse SPVs to the Company to be void (the Court noted that based on the submissions to date, the discrepancy between the value that the Company received for the hashpower and the consideration paid to the Non-Recourse SPVs is between $3 million and $11.9 million1). The Company is considering whether to appeal this declaration as it disagrees with this decision including certain factual findings.
A full copy of the decision is available from the Court’s registry. Legal proceedings are subject to many uncertainties and the Company can provide no assurances as to outcomes.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.
•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
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Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

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Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to potential exposure with respect to the legal proceedings relating to the Company’s limited recourse equipment financing. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

1 Between CAD $4 million and CAD $16 million.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the outcome of the legal proceedings relating to the Company’s limited recourse equipment financing, including the amount of any potential damages, settlement payments or liability that may be incurred by the Company, any of which could be higher than anticipated; the risk that such proceedings result in significant legal and other costs and damage to the Company’s reputation, and distract management’s attention; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors	Media
Lincoln Tan	Jon Snowball
Iris Energy	Domestique
+61 407 423 395	+61 477 946 068
lincoln.tan@irisenergy.co

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